Exhibit 99.1

Innate Pharma Announces Publication of Preclinical Data with a Trifunctional NK Cell Engager in Acute Myeloid Leukemia in Nature Biotechnology

  Data show control of acute myeloid leukemia by a trifunctional NKp46-CD16a-NK cell engager targeting CD123
  These results support clinical development of CD123-NKCE; A Phase 1/2 clinical trial by Sanofi is ongoing

MARSEILLE, France--(BUSINESS WIRE)--January 16, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today the publication in Nature Biotechnology of preclinical data showing the control of acute myeloid leukemia (AML) cells by a trifunctional NKp46-CD16a-NK cell engager (NKCE) targeting CD123. The studies were conducted by Innate and Sanofi and published in Nature Biotechnology on January 12, 2023.

The study shows that expression of CD64 on AML blasts confers resistance to anti-CD123 antibody-dependent cell cytotoxicity (ADCC) and redirecting NK cells against cancer targets through binding to CD16a and NKp46 circumvents this resistance. Moreover, through their binding to NKp46, CD123-NKCE specifically target NK cells and has potent antitumor activity against primary AML blasts; it induces NK cell activation and cytokine secretion only in the presence of AML cells. In vivo, its antitumor activity in a mouse tumor model exceeds that of the comparator anti-CD123 antibody. The efficacy of CD123-NKCE in vitro in human peripheral blood mononuclear cells and in vivo in nonhuman primates was associated with the induction of low pro-inflammatory cytokine release and no signs of toxicity.

These results support clinical development of CD123-NKCE. A Phase 1/2 clinical trial by Sanofi is ongoing, evaluating IPH6101/SAR’579 (SAR443579), the first NKp46/CD16-based CD123-targeted ANKETTM NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

Eric Vivier, DVM, PhD, Chief Scientific Officer of Innate Pharma:

“The activity, safety, pharmacokinetic and pharmacodynamics data provided here demonstrate the superiority of CD123-NKCEs over comparator cytotoxic antibodies in terms of antitumor activity, and their favorable safety profiles relative to T cell therapies for the treatment of AML. IPH6101/SAR’579 is a multi-specific NKCE targeting CD123 currently in a Phase 1 trial in AML sponsored by Sanofi. At Innate Pharma, we are developing a broad portfolio of NK Cell Engager programs via our proprietary platform ANKETTM that can address different types of cancer.”

Valeria Fantin, Ph.D., Global Head of Oncology Research at Sanofi:

“At Sanofi, we are building a diverse oncology portfolio including next-generation NK-based assets and bringing new approaches to fighting cancer. We're pleased with our productive collaboration with Innate Pharma, and data like this reinforce our confidence in proceeding to clinical evaluation of this novel NK cell engager."

About ANKETTM

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

Our latest innovation, the tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu